UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 2)*

Jacada, Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M6184R101
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)**

_______________
* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**Due to a typographical error, the box designating the rule under the Act pursuant to which the reporting person’s original Schedule 13G (filed on November 15, 2001) and Amendment No. 1 thereto (filed on February 14, 2003) were filed indicated Rule 13d-1(c). The reporting person made those filings pursuant to Rule 13d-1(d) under the Act, as is the case for this Amendment No. 2, as indicated in the box that is filled in above.

CUSIP No. M6184R101	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Yossie Hollander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
315,320 (1) (2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
315,320 (1) (2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
315,320 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 15,000 ordinary shares issuable upon exercise of options held by the reporting person that were exercisable as of, or exercisable within 60 days of, December 31, 2016.

(2)
Excludes (a) 125,015 ordinary shares owned individually by a limited liability company, as to which the reporting person is an income beneficiary of a trust holding a 99% membership interest therein, and (b) an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which the reporting person and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Also excludes (i) 50,668 ordinary shares owned by the reporting person’s spouse, (ii) 120,000 ordinary shares owned by the reporting person’s mother and (iii) 50,000 ordinary shares owned by the reporting person’s daughter, as to which the reporting person lacks voting and dispositive power and as to which the reporting person therefore disclaims beneficial ownership.

(3)
This percentage is calculated based on 4,530,369 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2017, based on information provided by the issuer to the reporting person upon his inquiry.

This Amendment No. 2 (“Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on November 15, 2001 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on February 14, 2003 (“Amendment No. 1”), is being filed by Yossie Hollander (the “Reporting Person”) in order to report the following changes to his beneficial ownership of Ordinary Shares, par value NIS 0.04 per share, of the Issuer (“Ordinary Shares”), each of which has occurred since the filing of Amendment No. 1:

(i)
a reduction in the overall number of Ordinary Shares held by the Reporting Person by a factor of four, due to the one-for-four reverse share split effected by the Issuer with respect to its Ordinary Shares;

(ii)
an increase in the number of Ordinary Shares issuable upon the exercise of options held by the Reporting Person due to the vesting of subsequent option grants by the Issuer to the Reporting Person;  and

(iii)
a decrease in the number of Ordinary Shares held by the Reporting Person due to his transfer of Ordinary Shares to his daughter during the year ended December 31, 2016 (the Reporting Person’s spouse transferred additional Ordinary Shares to that daughter in 2016).

Item 1(a).	Name of Issuer: Jacada, Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 8 Hasadnaot Street Herzliya 46728, Israel

Item 2(a).	Name of Person Filing: Yossie Hollander

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Jacada Ltd. 8 Hasadnaot Street Herzliya 46728, Israel

Item 2(c).	Citizenship: United States and Israel

Item 2(d).	Title of Class of Securities: Ordinary Shares, par value NIS 0.04 per share
Item 2(e).	CUSIP Number: M6184R101

Item 3.             If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.             Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 315,320 Such amount includes the following Ordinary Shares:

(x)	300,320 Ordinary Shares held by the Reporting Person individually, as to which the Reporting Person has sole beneficial ownership; and

(y)
15,000 Ordinary Shares issuable upon exercise of options held by the Reporting Person that were exercisable as of, or exercisable within 60 days of, December 31, 2016, as to which the Reporting Person has sole beneficial ownership.

Such amount excludes the following Ordinary Shares, as to which the Reporting Person lacks voting and dispositive power, and as to which the Reporting Person therefore disclaims beneficial ownership:

(i)	50,668 Ordinary Shares owned by the Reporting Person’s spouse (Dana Hollander), as to which the Reporting Person does not share beneficial ownership;

(ii)	120,000 Ordinary Shares owned by the Reporting Person’s mother;

(iii)	50,000 Ordinary Shares owned by the Reporting Person’s daughter;

(iv)
125,015 Ordinary Shares owned by a limited liability company (Dana Hollander Settlement 1991, LLC, a Nevada limited liability company), as to which the Reporting Person is an income beneficiary of a trust holding a 99% membership interest therein; and

(v)
an aggregate of 387,400 Ordinary Shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which the Reporting Person and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the Ordinary Shares owned indirectly by such trusts.

(b)
Percent of class:

6.9% (based on 4,530,369 Ordinary Shares issued and outstanding (excluding treasury shares) as of March 31, 2017, based on information provided by the Issuer to the Reporting Person upon his inquiry.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

315,320 (please see the Ordinary Shares identified in paragraphs (a)(x)- (a)(y) above)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

315,320 (please see the Ordinary Shares identified in paragraphs (a)(x)- (a)(y) above)

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.            Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Please see Item 4(a), paragraphs (i)-(v) above with respect to the economic interests of different individuals and entities in Ordinary Shares excluded from the Reporting Person’s beneficial ownership.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

Item 8.            Identification and Classification of Members of the Group.

          If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

          Not applicable.

Item 9.            Notice of Dissolution of Group.

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

          Not applicable.

Item 10.          Certifications.

          Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2017	/s/ Yossie Hollander
YOSSIE HOLLANDER